

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Matthew Galvanoni
Chief Financial Officer and Chief Accounting Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, CO 80634-9038

> **Re: Pilgrim's Pride Corporation**
> **Form 10-K for the Year Ended December 26, 2021**
> **Filed February 18, 2022**
> **File No. 001-09273**

Dear Matthew Galvanoni:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Manufacturing